UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 15, 2005

Mr. Donald Morrison
President
Rodinia Minerals, Inc.
595 Howe Street, Suite 600
Vancouver, British Columbia, V6C 2T5

      Re:	Rodinia Minerals, Inc.
		Registration Statement on Form 20-F
      Filed June 28, 2005 and amended July 18, 2005
		File No. 0-51389

Dear Mr. Morrison:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from June
28,
2005, the date you first filed it. The Exchange Act reporting requirement become operative at that time.
Form 20-FR amendment 1

General
1. Please include page numbers in the amended registration statement and in all filings with the Commission. To expedite the comment process, page references in this letter relate to our internal page numbering.
2. Moreover, you will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.
3. You are responsible for the accuracy and completeness of your filings with the Commission. We note in this letter a number of inconsistencies, as well as apparent examples of erroneous disclosure, but we have not attempted to identify all such examples.
Carefully review all future filings, including the amended Form
20-F
registration statement you file in response to these comments, to eliminate inconsistent and inaccurate disclosure and to provide any information necessary to make the disclosure you provide materially complete. Refer to General Instruction C(c) of Form 20-F.
4. Among the examples of inconsistent, incomplete or erroneous disclosure, we noted the following:
* The disclosure you provide regarding the status of the Workman Creek project and the potential acquisition of the claims is inadequate. The reader cannot reasonably understand what your intentions are, what additional obstacles remain and whether and when you could obtain the 100% interest. Despite the substantial uncertainty in that regard, you suggest that "historical exploration" is "encouraging." Substantially revise your disclosure throughout the document to clarify the nature of your interest in each property you describe, along with the uncertainties and lack of ownership and other rights in each case. We may have additional comments.
* At page 48, under the heading "Canadian Federal Income Tax Consequence," you refer to shares of Telesis North Communications Inc.
* You refer to United States "GAPP" in the tabular presentation at page 3.
* You suggest at page 6 and elsewhere that you have never earned a "significant" profit and that large multi-national companies "may" have more experience and resources.
* At page 24 and elsewhere, you fail to identify Mr. Pirooz as one of your directors. You also suggest at page 24 that Mr. Brooks is a member of your audit committee, but at page 30, he is not listed.
* At page 50 under the heading "Documents on display," you refer to the registration statement as "this" or "the" annual report, and you suggest that your filings are publicly available at the Commission`s regional offices. Note also that the new location of the Commission`s public reference room is 100 F Street, N.E., Room 1580,
Washington DC 20549.
5. Eliminate the excessive use of technical language. The reader should not require a technical background to understand your disclosure. For example, at page 9 you indicate the following:
"authigenic uraninite and coffinite (primary uranium minerals) were subject to thermal metamorphism caused by intrusions of diabase. This caused recrystallization, oxidation, and remobilization of the uranium minerals near the intrusive contact."
6. If you retain the many assertions of the type in the following examples, provide us with supplemental support from independent third party sources for each such statement:
* "the Workman Creek deposits forms (sic) the largest uranium source in the general area"
* "Rodinia should be able to accelerate its exploration and development plans at significant cost savings" (and clarify to what the costs are being compared given the company`s absence of prior operations)
* The "World Nuclear Organization estimates that the demand from
(sic) Uranium will outstrip supply by 11% over the next decade, suggesting continued strength in Uranium prices" (and clarify when and in what context this estimate appeared)
* estimated production costs of $11 per pound (page 15), given the absence of prior operations
* "Many new projects for uranium in-situ leaching are being planned at present"
7. Update the information throughout your document to the latest practicable date. Refer to General Instruction C(b) of Form 20-F. This is a non-exhaustive list of the items that you need to update:
* The status of your efforts to "graduate" to Tier 1 of the TSX;
* the status of the "regulatory approval" to which you refer at page
8;
* the rate of currency exchange;



* the trading price of your stock;
* capitalization and indebtedness information, see Item 3(B) of Form
20-F;
* the share capital information;
* the sufficiency of your capital to finance both phases of the Workman Creek project - at page 5 and elsewhere you suggest that you have almost no liquidity and that your ability to continue is in substantial doubt;
* results of your latest annual meeting, including the adoption of a new stock option plan;
* the status of the work to be commenced by Golden Patriot in the second quarter, as noted at page 10; and
* capital expenditures and divestitures since 2002, the latest date that appears at page 8.
8. You include clearly outdated disclosure, as well as disclosure that appears to have been included despite referring to your plans as of points in time several years past. Eliminate all such disclosure wherever it appears, and ensure that your revised disclosure is current. Examples include the following:
* At page 10, you suggest that you are unsure about the reliability of historical information you present. Because you are responsible for the accuracy and completeness of the disclosure you present, eliminate any suggestion to the contrary.
* At page 12, you suggest that your balance sheet information is current as of 9/30/2004, "most recent date available."
* At page 19, you refer to a "brokered private placement" that was planned "during the (sic) 2004." And you refer to your balance of issued and outstanding shares in the present tense, although you are discussing the adjustment that took place in 2003. At the same page, you also include an unclear reference to "the six-month period."
* The first paragraph on each of pages 20 and 21, and the last paragraphs under each of Years ended 12/31/2004, 12/31/2003 and 12/31/2002 provide different plans to address liquidity concerns, all of which are stated in the present tense.








Risk Factors
9. Eliminate language that mitigates the risk you present. State the risk directly and plainly, eliminating statements such as "there can be no assurance" and clauses that begin with "while." Also, revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows.
10. If material, discuss in a risk factor the potential dilution that could result from (1) the issuance of 2.5 million of your shares of common stock and 1.5 million purchase warrants upon your graduation to Tier 1 of the TSX Venture Exchange pursuant to an option agreement to acquire the Workman Creek Uranium Deposit, and (2) your adoption of a stock option plan whereby 20% of the issued shares are reserved for issuance under the plan. If you do not believe that the potential for dilution is material, advise us why.
11. You state that "historical exploration at Workman Creek by Wyoming Mineral Corporation is encouraging." Revise your document to eliminate references to "encouraging" results in the past by other entities and instead focus on your operations. In that regard, see also the related engineering comments that appear later in this letter.

Information on the Company
12. Disclose the name and address of your agent in the United
States,
if any.  See Item 4.A.3 of Form 20-F.

Operating and Financial Review and Prospects

Operating Results
13. Advise us whether any of the private placements took place in the
United States, and, if so, disclose the exemption from registration upon which you relied.
Safe harbor.
14. The safe harbor discussed in Item 5.G applies to forward-looking disclosure you provide pursuant to Items 5.E and 5.F of Form 20-F. Because you provide none, and because you are subject to the "penny stock" rules of the Securities Exchange Act of 1934, you cannot rely on the safe harbor for forward-looking statements under the Private
Securities Litigation Reform Act of 1995. Please revise your registration statement accordingly.

Directors, Senior Management and Employees
15. Expand to provide for each officer and director all the required disclosure. In that regard, ensure that you describe all positions each listed person holds with you and with others. Also, state the amount of time each officer devotes to the company`s business. In this regard, we note your disclosure that you have no full-time or part-time employees. In the summary compensation table, it appears that the amounts you list as "other annual compensation" more correctly constitute amounts paid in lieu of salaries for management functions. Please revise or advise.

Major Shareholders and Related Party Transactions
16. Ensure that all required executive and director compensation disclosure appears in the "Compensation" section of the Form 20-F. In that regard, we did not find parallel disclosure identifying the directors to whom you paid management and consulting fees and
$10,000
in rent and telephone expenses. Also, because Mr. Mosher received compensation for "management services," it is unclear why you believe he should be considered an "independent" member of your audit committee.
Additional Information

Share Capital
17. You disclose your share capital history for the last two years.
Item 10.A.6 of Form 20-F requires discussion of such information for the last three years. Revise accordingly.
18. Provide more detailed disclosure relating to rights, preferences, and restrictions attaching to the company`s shares. See Item 10.B of
Form 20-F.

Taxation, page 41
19. It is inappropriate to indicate that your disclosure merely represents a "general discussion of certain possible U.S. federal income tax consequences" and that the discussion is "for general information only." Also revise to eliminate the language indicating that readers "should consult" with their own advisors, although you may suggest that course of action.

Auditor`s Report
20. The auditor`s report should be revised to include a paragraph following the opinion referencing "comments by auditors for U.S.
readers on Canada - U.S. reporting difference."

Consents
21. A currently dated auditor`s consent should be filed with each amendment pursuant to Item 10.G of Form 20-F. We note that a consent has not been filed with this amendment.

Engineering Comments

Workman Creek Uranium Deposit
22. The third paragraph of this section refers to a "feasibility report" being prepared by Dravo Engineers and Contractors (DE&C) for
Wyoming Mineral Corporation in 1980. A recent technical report, prepared by R. H. Montgomery, dated February 11, 2005, clearly states the reserve estimates do not comply with Canadian National Instrument
43-101 and documents the DE&C report as a pre-feasibility report. As these reserves do not comply with National Instrument 43-101, disclose all your reserve estimates according to Guide 7 definitions.
It is the staff`s position that prior to declaring reserves, the company should have obtained a current "final" or "bankable" feasibility study that employed a historic price estimate, such as the current three-year average price, for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.
Revise the disclosure accordingly.
23. Ore reserves must have reasonable prospects for economic extraction. This means that the ore reserve estimate must have been delimited using an economically based cutoff grade to segregate reserves from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational & capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the reserve estimates are not based on economic cutoffs, remove the estimates from the filing.


Workman project
24. The first paragraph states the metallurgical recovery is 93% compared to the neighborhood of 94% as stated earlier on page 8. Clarify this disclosure and reconcile these statements to the data presented on metallurgical recoveries presented in the technical report prepared by R. H. Montgomery, dated February 11, 2005.
25. Remove all non-compliant (N.I. 43-101) resource estimates from the filing.

Historical Reserve Estimates:  Workman Project
26. The reserve estimates are not categorized as proven and/or probable reserves and are stated as being non-compliant with Canadian
National Instrument 43-101 in a technical report, prepared by R.
H.
Montgomery, dated February 11, 2005. A review of this technical report also indicates the "reserve" estimate is a non-compliant (43-
101) resource estimate at best. Remove all tonnage and grade reserve estimates from the filing.

Directors and Senior Management
27. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact John Weitzel at (202) 551-3731 or in his absence
Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to George Schuler, Mining Engineer. Please contact Carmen Moncada-Terry at
(202) 551-3687 or in her absence Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	J. Briner
      C. Moncada-Terry
      T. Levenberg
      J. Weitzel
      K. Schuler
      D. Delaney
Mr. Donald Morrison
Rodinia Minerals, Inc.
August 15, 2005
Page 2